6125 Memorial Drive, Dublin, Ohio 43017 Toll Free 866-Meeder-1 (633-3371) Central Ohio: 614-766-7000 Fax: 614-766-6809 www.meederfinancial.com

PROGRESS REPORT 3rd Quarter 2009 TABLE OF CONTENTS

OUR MISSION STATEMENT
Every day, our mission is to exceed, with integrity, passion, and discipline, the expectations of our clients’
overall investment experience.

OUR CORE VALUES

The Client Is Our #1 Priority

Always remember whom we are serving. Our livelihood depends on providing a superior overall investment experience that exceeds the expectation of our clients and prospective clients.

Clarity Of Purpose

Our organization has a clear, well-defined vision. All of our associates are committed to and understand how they will contribute to that vision.

Communication

We expect open and effective communication, full reporting, including good and bad news, and constructive feedback.

Integrity

We insist upon honesty and adhere to the highest ethical standards.

Excellence/ Innovation

Our associates strive each day for excellence in the work they perform, seek innovative ways to solve problems and introduce new ideas to take advantage of opportunities. We are a “Think Outside The Box” company.

Associate Well Being

We value the success and well being of our associates. We recognize and reward our associates’ contributions.

Respect For Others

Respect all people, value the differences among them and treat them as you would like to be treated.

Seek First To Understand

When interacting with others, place curiosity and understanding of their perspective FIRST, setting aside preconceived opinions and quick judgment.

Teamwork

We are a synergistic organization that works as a team to exceed our  objectives.

Profit

We are profitable. Profitability enhances our services and capabilities, and affords everyone the opportunity to further their financial well-being.

Letter to Clients	3

Performance Review	8

Meeder Small-/Mid Cap (SMID) Portfolios	10

The Flex-funds® Quantex Fund™	10

Meeder Aggressive Growth Mutual Fund Portfolios	11

The Flex-funds® Aggressive Growth Fund	11

Meeder Growth Mutual Fund Portfolios	12

The Flex-funds® Dynamic Growth Fund	12

Meeder Defensive Equity Mutual Fund Portfolios	13

The Flex-funds Muirfield Fund®	13

The Flex-funds® Total Return Utilities Fund	14

Meeder Dividend & Growth Portfolios (Taxable and Tax-Deferred)	15

Meeder Flexible Fixed Income Portfolios	16

The Flex-funds® U.S. Government Bond Fund	16

Meeder Short-Term Fixed Income Portfolios	17

The Flex-funds® Money Market Fund	18

Letter to Clients September 30, 2009

The domestic stock market continued its impressive rally through the third quarter of 2009 and is now approximately 58% above the lowest level realized on March 9, 2009 as measured by the S&P 500 Index through the end of September.  For the quarter ending September 30, 2009, the Dow Jones Industrial Average returned 15.8% (see chart 1), the S&P 500 returned 15.6% (see chart 2), and the Russell 2000 returned 19.3% (see chart 3).

We are quite pleased with the performance of several of our Funds and Portfolios.  For instance, The Quantex FundTM  returned 32.79% during the third quarter, and is up 65.16% year-to-date through September 30, 2009.  As a result of this impressive performance, the Wall Street Journal recently recognized The Quantex FundTM  as the second best performing mid-cap value fund (out of 280 funds) in the country for the third quarter and year-to-date periods through September 30th.  Additionally, the retail and institutional classes of The Flex-funds® Money Market Fund are among the top performing money market funds in the country.  Based on the 7-day simple yield as of September 29th, the institutional class was ranked first out of 290 iMoneyNet first tier institutional funds, while the retail class was ranked third out of 234 iMoneyNet first tier retail funds.  Finally, we believe it is also worth noting that the majority of our equity Funds are beating their respective benchmarks for the three-month, year-to-date, and one-year periods ending September 30, 2009.

The third quarter witnessed an abundance of events and news headlines which contributed to the stock market rally. Corporate earnings reports consistently beat analyst expectations as companies moved to dramatically reduce cost structures in order to cope with the recession.  Following the final report on second quarter gross domestic product (GDP), which showed an annualized decline of 0.7%, it is indeed likely that GDP will increase during the third quarter.  Various stimulative actions and programs being implemented by the government are partially responsible for the pickup in economic activity.  For instance, the ‘Cash for Clunkers’ program is estimated to have resulted in over 690,000 new vehicle sales at a taxpayer cost of approximately $2.9 billion.  Also, housing market activity is displaying significant gains, which is being driven in part by the federal tax credit for first-time homebuyers.  Finally, stimulus funds from the $787 billion American Recovery and Reinvestment Act are still permeating throughout the economy.  Despite these positive developments, many are concerned about the strength and sustainability of an economic recovery for several reasons.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 3

For example, the situation in the employment market remains weak, with the unemployment rate increasing to 9.8% in September compared to 9.4% at the beginning of the third quarter.  Further, reports regarding retail sales have also remained weak, which has important implications as consumer spending comprises approximately two-thirds of economic activity.

Given the sharp stock market gains, signs of an economic recovery, and development of positive investor sentiment, we continue to evaluate whether this marks the beginning of a new bull market, or if downside risks are still a threat in the market at this time.  Based on our investment models, we believe we are in the midst of a secular bear market.  A secular bear market is characterized by pronounced stock market advances as well as declines, with an overall long-term trend that is sideways to down.  Because of the potential risks that are prevalent in secular bear markets, we believe an active management approach to risk exposure is appropriate. The following pages will provide an overview of  how we managed our risk exposure and the strategies we employed during the third quarter.  We will also provide a brief summary on the economic and financial events that punctuated the third quarter, update our expectations for the balance of 2009 and review the performance of our Funds and Portfolios.

The Third Quarter of 2009 in Review

The third quarter of 2009 was highlighted by better than expected corporate profits and a continuation of improving economic and housing data that provided fuel for the ongoing stock market rally.    However, the economic situation remains fragile and tentative, especially given the lingering weakness in the employment market and consumer spending.  The following is a brief overview of significant events that occurred during the third quarter.

* Improving economic data.   Several indicators gauging various components of the economy lend support that perhaps the worst has now been realized. Factory orders have increased during five of the past seven months.  Additionally, durable goods orders excluding the volatile transportation sector were flat in August from the prior month, but follow three consecutive months of increases.  Broader gauges of the manufacturing and service sector display sharp increases compared to the cyclical low points during this recession.  The Institute for Supply Management (ISM) Manufacturing Index was reported at 52.6 during the month of September, which is the second consecutive month the index has  been reported above 50.  Also, the ISM Non-manufacturing Index was reported at  50.9  in September, and has improved significantly since reaching 37.4 in November 2008.  For ISM measures, a reading below 50 indicates contraction while a reading above 50 indicates expansion.

* Consumer spending remains weak. Consumer confidence has realized a sharp rebound in recent reports compared to reports from earlier in the year, registering a reading of 53.1 in September compared to 25.3 in February (see Chart 4).  However, the improving sentiment among consumers has not translated into a solid improvement in retail sales.  Compared to a year earlier, retail sales excluding volatile auto sales have fallen by mid-to-high single digits during each month in 2009.  This is leading to concerns among some economists regarding the strength of an economic recovery if consumer spending remains weak.

* Corporate earnings show improvement on cost-cutting measures. The months of July and August provide additional insight into the current and prospective economic environment through the release of corporate earnings results for the three-month period ended June 30th.  As of the time of this writing, nearly all of the companies comprising the S&P 500 Index have reported earnings for the aforementioned time period.  The results thus far have been encouraging, with approximately 75% of companies reporting positive earnings surprises during the quarter.  Overall, these results have been driven by significant cost-cutting measures on part of corporations.  However, sales have been generally weaker than expected, leading to concerns that corporate profits could remain depressed if sales do not rebound in subsequent quarters.  As a result, we believe investors will pay close attention to the strength of sales during the third quarter earnings season.

* Housing market displaying broad signs of improvement.  Following a prolonged and severe downturn, there are finally solid indications that the housing market may be in a recovery process.  In the most recent report, new home sales rose 0.7% in August compared to the previous month, which follows an increase of 6.5% in June.  Additionally, existing home sales fell 2.7% in August from the prior month, which follows a 7.2% increase in July and increases during the second quarter (see Chart 5).  Home prices continue to decline as indicated by the

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S&P/Case-Shiller Price Index, which showed an approximate 13.3% drop in national home prices during July compared to the previous year, although the rate of the decline is improving.  Several initiatives have been announced and implemented by the government and banks which are designed to aid struggling homeowners, including  loan modification programs that will lower monthly mortgage payments and a federal tax credit for first-time homebuyers.

* Uncertainty clouds the outlook for the financial sector.  The financial sector, which has been at the epicenter of stock market and economic woes since the recession began, has led the markets higher during the second and third quarter.  Investor optimism has been driven by improvements in bank sector financial reports as well as the successful capital-raising efforts that should provide a cushion against further potential losses.  However, many uncertainties surround the financial sector, including escalating small and regional bank failures as well as fears regarding losses stemming from commercial real estate.  As of the time of this writing, there have been 95 bank failures in 2009, mostly comprised of small local and regional banks.  Furthermore, there are currently 416 banks on the Federal Deposit Insurance Corporation (FDIC) distressed bank list, and deteriorating conditions in the commercial real estate market is expected to lead to more local and regional bank failures going forward.

* Job market sending mixed signals.  The challenges facing the job market are ongoing despite recent government action to stimulate the economy.  In the most recent report, payrolls were reduced by 263,000 in September, which is the 21st straight month of job losses and represents a cumulative loss of  over 7.2 million jobs since January of 2008.  However, the rate of job losses in recent months has slowed markedly from the beginning of the year.  Despite the improving trend in the rate of job losses, the unemployment rate continues to deteriorate, and now stands at 9.8% in September compared to 9.4% in July and 9.7% in August  (see Chart 6).  For comparison purposes, the unemployment rate stood at 6.2% during September of 2008.  Initial jobless claims have experienced significant improvements compared to prior quarters.  Weekly jobless claims have been consistently reported in the mid-500,000 range during the third quarter compared to over 600,000 during the first and second quarter of 2009.

* GDP report indicates improving economy. The most recent reading on GDP during the second quarter of 2009 shows an annualized decline of 0.7%, which followed an annualized decline of 6.4% during the first quarter of 2009.  The improvement in the rate of decline from the first quarter is being driven by government spending, which is being offset by weakness in consumer spending as well as the residential and commercial real estate markets.  The personal consumption component, which decreased by 0.9% during the second quarter, is being monitored closely as it comprises approximately two-thirds of total GDP.  Also, businesses have been keen to reduce inventories during the recession, which likely detracted from second quarter GDP as well.  However, businesses have cut inventories so drastically that many economists anticipate inventory restocking during the second half of 2009, which would represent a positive contribution to GDP.  Coupled with a continuation of heightened government spending due to the fiscal stimulus, it is likely that GDP during the third quarter will realize positive growth.

* Inflation debate taking center stage.   Despite the most recent reports that show year-over-year price declines at both the producer and consumer level, a debate regarding the possibility of rising inflation is becoming more prominent.  In particular, there are fears that the existing federal government deficits, expansion of the Federal Reserve’s balance sheet and massive amounts of spending on the economic stimulus and bailout of various industries will drive inflationary pressure in the future.  As a result, there has been much concern regarding the ability of the government and Federal Reserve to reverse spending initiatives in order to remove money from the monetary system.  However, pressure to reverse the expansion of the monetary base and negating the stimulus package too soon presents the risk of ending these programs before the economy has returned to full health.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 5

The events that took place during the third quarter highlight the improvements being realized in several sectors of the economy.  The stimulative actions being taken by the government and unconventional tactics being employed by the Federal Reserve have helped stabilize the economy and financial system.  However, challenges remain prominent, including the lackluster job market and the reluctance of consumers to spend.

Our Investment Approach

Equity Portfolios

The third quarter of 2009 marked a continuation of the stock market rally that materialized in mid-March, and presented investors with numerous opportunities.  We employed various tactics and strategies throughout the quarter in response to the dynamic and uncertain economic and securities market environment.  In The Muirfield Fund® and the Meeder Defensive Equity Portfolios, we began the third quarter with an approximate 80% allocation to the stock market and a 20% defensive position in short-term bond funds. As the third quarter progressed, we decreased our defensive position and increased exposure to the stock market in response to an improving risk/reward relationship indicated by our investment models.  We ended the quarter approximately 90% invested in the stock market and 10% invested in short-term bond funds in The Muirfield Fund® and the Meeder Defensive Equity Portfolios.

Regarding our stock market exposure, we utilized our investment models to manage our exposure to growth versus value investments and across the range of market capitalization in our fund-of-funds based mutual funds and portfolios.  As we transitioned from the second quarter into the third quarter, our investment models began shifting preference for value investments versus growth investments, compared to previous indications for a more neutral stance.  We also entered the third quarter with an overweight to small-cap stocks due to favorable readings from our investment models as well as attractive relative valuations and favorable historical performance during recessions.  We added incremental exposure to value investments throughout the quarter, and ended the third quarter with an overweight toward value investments across the spectrum of capitalization ranges. Additionally, we are maintaining our small-cap overweight as well.

We also managed our industry and sector exposure throughout the quarter and initiated changes in sector allocations as the quarter progressed.  We began the third quarter with an overweight position in the industrial materials sector, which we believe offered greater potential for capital appreciation as the stock market rally persisted.  We maintained our position in emerging market and developed international market securities, which also enhanced the capital appreciation potential of the Funds and Portfolios.  In order to reduce the risk profile in the Funds and Portfolios associated with our industrial materials and international positions, we also established a small overweight to the healthcare and consumer staples sectors which have historically offered better performance should a declining market materialize.  Additionally, our overweight positions were accomplished by underweighting the technology and energy sectors.  For now, we are maintaining an overall neutral posture by remaining overweight the healthcare and consumer staples sectors, as well as the industrial materials sector.  We are also maintaining our international positions as long as indications from our investment models remain favorable.

Fixed Income Portfolios

The third quarter of 2009 for the fixed-income markets was an extension of a dynamic market environment that began in the previous quarter.  With calamity scenarios being washed from investors’ minds, the capital markets gained confidence and traction.  Fixed-income markets also posted positive performance across all sectors.  Throughout the quarter, economic fundamentals showed signs of bottoming, and in some cases, hinted that the gruelling recession may have even come to its eventual end.  Inventory builds, government programs and fiscal responsibility of consumers and business were all credited with assisting market revivals.

As mentioned earlier, all sectors of the fixed-income markets reported positive total returns for the quarter.  Leading this move, as it has done for a majority of the year, were high yield and investment grade corporate bonds.  Several factors contributed to their total return; however, contraction of excessive spreads to comparable U.S. Treasury securities appear to be the main driver.   Investors started believing downgrades from rating agencies may not be as severe, and profits generated by these companies may even improve.  New issue supply started to wane while investor demand remained strong, which caused yield spreads to fall quickly.  Other sectors, including U.S. Treasury securities, U.S. Treasury Inflation Protected securities, government agency securities and mortgage backed securities also posted positive total returns for the quarter, but results were limited as compared to riskier fixed-income asset classes.  Supply stemming from government programs remained robust in these sectors, causing positive total return results to be muted.

Our portfolio strategy for the third quarter of 2009 remained unchanged from that of the second quarter.  In accordance with our fixed-income models, we maintained an overweight allocation to domestic investment grade senior corporate bonds while the average maturity of our holdings continues

Page 6	Meeder Asset Management Progress Report | 3rd Quarter Review

to target the intermediate range.  Throughout the third quarter of 2009 economic data would confirm our assumptions.  As information about the domestic economy began to show signs of less deterioration, and in some cases improvement, investors became less risk adverse with regard to fixed-income allocation.  Ultimately markets and securities that offered higher risk responded with exceptional appreciation.  Additionally, we maintained an underweight position in U.S. government and agency securities as we believed the glut of supply expected in the quarter would dampen the reward of investing in these positions.

As we look to the next quarter, we do not anticipate significant changes in portfolio or average maturity strategies.  Economic activity is expected to continue to stabilize and below historical interest rate levels should remain intact.  Some volatility should be expected as we foresee the economic recovery to be positive yet challenging.  To manage our fixed-income investments in this environment, we will continue to proceed cautiously but with positive expectations.  These factors should continue to benefit our current strategy of favoring corporate debt while maintaining a conservative average maturity.

Finally, The Flex-funds® Money Market Fund performance remains among the  top performers in the iMoneyNet universe of  first tier retail money market funds. As of September 30, 2009, the 7-day simple and 7-day compound yields of The Flex-funds® Money Market Fund retail class were 0.40% and 0.40% as compared to the median first tier retail money market fund 7-day simple and compound yields of 0.01% and 0.01% (according to iMoneyNet.com). For the one year ended September 30, 2009, the fund ranks in the top 5% of all general purpose money market funds according to iMoneyNet.com.  Our investment strategy for this Fund remained unchanged throughout the third quarter and the Fund’s strong performance was accomplished by maintaining its focus on high-quality money market securities and expense controls. At this time, we believe short-term interest rates will remain extremely low for the foreseeable future. Consequently, we maintained our relatively long weighted average maturity and will continue to monitor its effectiveness in our portfolio strategy.

Outlook for the Remainder of 2009

In the Second Quarter 2009 Progress Report, we discussed the attributes of the stock market rally as related to an improvement in the rate of economic decline as well as clearly visible signs of ‘green shoots’, which refers to positive signs of economic activity.  We also stated that in order for the stock market to sustain its gains and continue increasing, a transition to actual gains in economic activity would need to be evident as opposed to just an improvement in the rate of decline.  In many instances, gains in economic activity were realized during the third quarter, which reinforced the stock market gains and led to new 2009 highs for the major market indices.

Since the recovery process seems to be underway, we believe  investor attention will now turn to the sustainability and strength of an economic recovery.  There has been much debate regarding the form of a recovery, including the possibilities of a sharp rebound, an extended period of slow growth, or even a potential ‘double-dip’ recession once government stimulus spending has been exhausted.  As a result, we believe intense scrutiny will surround economic data releases and events, which we believe will likely lead to persistence in price volatility which has been prevalent in the stock market throughout 2009.

As we monitor the stock market and our investment models, we will continuously evaluate our defensive position in The Muirfield Fund® and the Meeder Defensive Equity Portfolios.  We will also look for opportunities to adjust portfolio weights among growth and value stocks, large-, mid-, and small-caps, and domestic and international investments in order to enhance returns and manage risk for our clients.  We will also continue to proactively manage our sector exposures and will make adjustments as we modify our outlook for the economy and financial markets.  On the following pages you will find a review of how our Portfolios and  Funds have performed.  Please read the commentaries to learn more about the investment decisions that were made during the past quarter.

These are definitely interesting times in the financial services industry.  Since 1974, Meeder Financial has navigated through periods of extremely difficult market environments.  On behalf of all of the associates at Meeder Asset Management and The Flex-funds®,  I thank you for the continued trust and confidence you have placed in our investment management services. Be assured we are 100% committed to working with you and helping you achieve your most important financial goals.

Sincerely,

Robert S. Meeder, Jr.
President
Meeder Asset Management, Inc.
September 30, 2009

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 7

Performance Review
Period & Average Annual Total Returns as of September 30, 2009
3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Small/Mid-Cap (SMID) Portfolios	33.44%	66.03%	14.64%	-1.22%	3.53%	7.55%	9.20%	9/30/89
Blended Index6	19.64%	26.28%	-6.35%	-2.95%	3.53%	6.31%	9.25%	9/30/89
Russell 2000 Index	19.28%	22.43%	-9.55%	-4.56%	2.45%	4.94%	7.35%	9/30/89
S&P 400 Mid-cap Index	19.98%	30.14%	-3.11%	-1.39%	4.53%	7.46%	11.00%	9/30/89

The Flex-funds® Quantex Fund™1	32.79%	65.16%	14.58%	-1.50%	3.52%	0.00%	6.27%	3/20/85
Expense Ratios3: Net 1.73% Gross 2.26%
Blended Index6	19.64%	26.28%	-6.35%	-2.95%	3.53%	6.31%	9.95%	3/31/85
Russell 2000 Index	19.28%	22.43%	-9.55%	-4.56%	2.45%	4.94%	7.87%	3/31/85
S&P 400 Mid-cap Index	19.98%	30.14%	-3.11%	-1.39%	4.53%	7.46%	11.91%	3/31/85

The Flex-funds® Aggressive Growth Fund	15.75%	26.01%	-0.97%	-4.50%	1.19%	-	-4.09%	2/29/00
Expense Ratios3: Net 1.62% Gross 1.84%
NASDAQ Composite Index	15.91%	35.59%	2.54%	-1.18%	3.12%	-	-7.38%	2/29/00

Meeder Aggressive Growth Portfolios	15.67%	27.12%	-1.73%	-3.31%	2.45%	2.26%	8.73%	12/31/94
NASDAQ Composite Index	15.91%	35.59%	2.54%	-1.18%	3.12%	-1.96%	7.28%	12/31/94

Meeder Growth Portfolios	15.22%	24.82%	-2.86%	-4.96%	1.69%	1.45%	8.25%	12/31/94
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	7.75%	12/31/94

The Flex-funds® Dynamic Growth Fund	14.43%	22.99%	-4.40%	-5.28%	0.97%	-	-2.57%	2/29/00
Expense Ratios3: Net 1.34% Gross 1.69%
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-	-0.87%	2/29/00

Meeder Defensive Equity Portfolios	13.07%	16.67%	2.36%	-1.73%	2.23%	-0.32%	10.11%	3/31/74
Blended Index2	9.23%	11.84%	-3.11%	-1.84%	2.15%	1.43%	9.04%	3/31/74
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	10.50%	3/31/74

The Flex-funds Muirfield Fund®	11.86%	14.25%	-0.21%	-2.93%	1.29%	-0.37%	6.80%	8/10/88
Expense Ratios3: Net 1.39% Gross 1.75%
Blended Index2	9.23%	11.84%	-3.11%	-1.84%	2.15%	1.43%	7.41%	7/31/88
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	9.03%	7/31/88

The Flex-funds® Total Return Utilities Fund5	13.12%	22.01%	-2.51%	-0.31%	5.78%	2.43%	7.02%	6/21/95
Expense Ratios3: Net 1.96% Gross 2.14%
Blended Index4	8.47%	9.38%	7.43%	0.11%	4.73%	1.03%	5.30%	6/30/95
Russell 3000 Utilities Index	6.18%	3.96%	-4.58%	-4.01%	4.00%	-3.67%	3.46%	6/30/95

Meeder Tax-Deferred Dividend & Growth Portfolios	14.40%	11.68%	-10.57%	-4.86%	2.22%	-	6.62%	3/31/03
Meeder Taxable Dividend & Growth Portfolios	13.67%	6.99%	-14.11%	-5.78%	1.91%	-	6.00%	3/31/03
Dow Jones Select Dividend Index	18.24%	3.41%	-18.37%	-9.99%	-1.97%	-	5.14%	3/31/03

Please see disclosures on page 9

Page 8	Meeder Asset Management Progress Report | 3rd Quarter Review

Performance Review
Period & Average Annual Total Returns as of September 30, 2009

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds® Money Market Fund (Retail Class)	0.11%	0.55%	1.08%	3.12%	3.21%	3.08%	4.79%	3/27/85
Current & Effective Yields*			7-day Compound: 0.40% 7-day Simple: 0.40%
Lipper Average General-Purpose Money Market Fund	0.01%	0.15%	0.50%	2.62%	2.72%	2.59%	4.52%	3/31/85

The Flex-funds® Money Market Fund (Institutional Class)	0.14%	0.64%	1.21%	3.26%	-	-	3.43%	12/28/04
Current & Effective Yields*			7-day Compound: 0.50% 7-day Simple: 0.50%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	0.01%	0.14%	0.52%	3.07%	-	-	3.35%	12/28/04

Meeder Short-Term (30-3) Fixed Income Portfolios	0.19%	0.66%	1.54%	3.93%	3.34%	3.77%	4.97%	12/31/88
Lipper Average General-Purpose Money Market Fund	0.01%	0.15%	0.50%	2.62%	2.72%	2.59%	-	12/31/88
Average 90-day U.S. Treasury Bill	0.08%	0.17%	0.27%	2.57%	3.06%	3.01%	4.25%	12/31/88

Meeder Flexible Fixed Income Portfolios	4.77%	7.55%	11.22%	6.36%	4.39%	4.62%	6.22%	12/31/88
Barclays Capital Intermediate-Term Government/Credit Index	3.25%	4.92%	10.01%	6.15%	4.68%	5.90%	6.94%	12/31/88

The Flex-funds® U.S. Government Bond Fund	3.03%	2.25%	5.87%	5.29%	3.63%	3.60%	5.57%	5/8/85
Expense Ratios3: Net 0.99% Gross 1.58%
Barclays Capital Intermediate-Term Government/Credit Index	3.25%	4.92%	10.01%	6.15%	4.68%	5.90%	7.39%	4/30/85

Past performance is not a guarantee of future results. All performance figures represent total returns and average annual total returns or current and effective yields for the periods ended September 30, 2009. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so  an investor’s shares or units, when redeemed, may be worth more or less than their original cost. Management fees and/or expenses were waived and/or reimbursed in The Flex-funds® during the periods shown in these tables to reduce expenses.  All expenses, management fees, reimbursements or waivers for the Funds are voluntary and may be terminated at any time, except for The Quantex Fund TM.  The Quantex Fund TM management fee waiver is contractual and can be terminated annually by the Adviser on its renewal date.

1
The Quantex Fund TM changed its name and investment strategy on April 30, 2005.  Prior to April 30, 2005, the Fund was known as the Highland Growth Fund. Average annual returns prior to that date reflect a combination of the Fund’s current and previous investment strategies.

2	The blended index is comprised of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

3
The Net Expense Ratios are percentages of the Funds’ net assets as of December 31, 2008.  Gross Expense Ratios are percentages of the Funds’ assets as they are show in the most recent Prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

4	The blended index consists of 60% of the Russell 3000 Utilities Index and 40% of the Barclays Capital Long Credit Index.

5	While the name of the Fund has changed from The Socially Responsible Utilities Fund to The Total Return Utilities Fund, the investment strategy has remained the same.

6	The blended index consists of 50% Russell 2000 Index and 50% S&P 400 Mid-Cap Index.

*
The current and effective yields quoted for The Money Market Fund are as of September 30, 2009.   Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations.   To obtain the current 7-day yields for The Money Market Fund, call The Flex-funds® Shareholder Services Department toll free at 800-325-3539 or 614-760-2159.   Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.   Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund (either class.)

To obtain a prospectus containing more information about The Flex-funds®, including other fees and expenses that apply to a continued investment in the Funds, you may call (800)325-3539, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

Meeder Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions in the Meeder Portfolios.

Note on comparative indices: Returns for an index, such as those whose performance is represented in the table above, do not reflect fees, brokerage commissions, or other expenses associated with investing. One cannot invest directly in an index. Source for equity index data: Bloomberg LP. Source for fixed income index data: Morningstar, Inc. Source for average general-purpose money market fund performance: Lipper, Inc. Source for average first-tier institutional money market funds performance: iMoneyNet, Inc.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 9

Meeder Small/Mid-Cap (SMID) Stock Portfolios
The Flex-funds® Quantex Fund™

The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Quantex Fund™ returned 33.44% and 32.79%, respectively, for the quarter ended September 30, 2009.  By comparison, the Russell 2000 Index returned 19.28% while the S&P 400 Mid-Cap Index returned 19.98% for the same period.  As a result of this impressive performance, the Wall Street Journal recently recognized The Quantex Fund™  as the second best performing mid-cap value fund (out of  280 funds) in the country for the third quarter and year-to-date periods through September.  As described in more detail below, the Fund and Portfolios have a significant weight toward the hardware and consumer services sectors, as well as a strong preference for value holdings.  The combination of these weightings, in addition to being underweight the healthcare and energy sectors, largely explains the strong relative out performance the Fund and Portfolios experienced during the third quarter.

As the past two years have demonstrated, the Fund and Portfolios have a tendency to encounter stiff headwinds during turbulent markets, offset by the ability to lead the market higher on the upside, which has been demonstrated throughout 2009.  As a result, the Portfolios have outperformed their blended index benchmark not only for this quarter, but for year-to-date, 1-, 3-, and 10-year periods.

We have consistently employed our quantitative stock selection process since 1989 for these Portfolios and since April 30, 2005  for The Quantex Fund™. We utilize rankings from our financial model to determine which 100 securities are to be held in the Portfolios on an annual basis.  As a result, these Portfolios are rebalanced once each year in January.  From a broad standpoint, at the beginning of the year the Portfolios and Fund had a 45% allocation to the service sector, 31% to the manufacturing sector and a 24% allocation to information technology. Additionally, there is a strong preference for value holdings in the 2009 composition, with mid-cap value companies comprising 36% of the Portfolios and Fund, followed by small-cap value with 23% and mid-cap core with 22% of the composition according to our allocation analysis at the beginning of the year.

For the third quarter of 2009, the single best performing stock was Gannett Company, Incorporated (up 252%) followed by Tenet Healthcare Corporation (up 108%) and Wynn Resorts, Limited (up approximately 101%).  The worst performing stocks during the third quarter include CIT Group (down 44%), Dean Foods Company (down 7%), and Sears Holding Company (down 2%).

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Small/Mid-Cap (SMID) Portfolios	33.44%	66.03%	14.64%	-1.22%	3.53%	7.55%	9.20%	9/30/89
Blended Index**	19.64%	26.28%	-6.35%	-2.95%	3.53%	6.31%	9.25%	9/30/89
Russell 2000 Index	19.28%	22.43%	-9.55%	-4.56%	2.45%	4.94%	7.35%	9/30/89
S&P 400 Mid-cap Index	19.98%	30.14%	-3.11%	-1.39%	4.53%	7.46%	11.00%	9/30/89

The Flex-funds® Quantex Fund™	32.79%	65.16%	14.58%	-1.50%	3.52%	0.00%	6.27%	3/20/85
Expense Ratios*: Net 1.73% Gross 2.26%
Blended Index**	19.64%	26.28%	-6.63%	-2.95%	3.53%	6.31%	9.95%	3/31/85
Russell 2000 Index	19.28%	22.43%	-9.55%	-4.56%	2.45%	4.94%	7.87%	3/31/85
S&P 400 Mid-cap Index	19.98%	30.14%	-3.11%	-1.39%	4.53%	7.46%	11.91%	3/31/85
The Meeder Small/Mid-Cap (SMID) Stock Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gain distributions. Performance for The Quantex Fund™ for periods 3 years and longer represent a combination of the Fund’s current investment strategy and the Fund’s prior investment strategies. Prior to April 30, 2005, the Fund was known as The Highlands Growth Fund® and employed a large-cap stock investment strategy. The Fund’s current investment strategy focuses on small- and mid-cap stocks similar to the Meeder Small/Mid-Cap (SMID) Stock Portfolios. Source for index data: Bloomberg L.P.  Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 9 of this report.  *   The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.** The Blended Index consists of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Flex-funds® Quantex Fund™ seek to provide investors with consistent small- and mid-cap stock performance and to outperform the S&P 400 Mid-Cap and Russell 2000 indices. The Portfolios and the Fund employ a quantitative investment strategy which selects stocks that fall within a predetermined range of market capitalization. Initially, the Portfolios are equally weighted and rebalanced periodically to stay within the predetermined market capitalization range. The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Quantex Fund™ remain fully invested in the equity market at all times.

Page 10	Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Aggressive Growth Mutual Fund Portfolios
The Flex-funds® Aggressive Growth Fund

The Meeder Aggressive Growth Portfolios and The Flex-Funds® Aggressive Growth Fund returned 27.12% and 26.01% year-to-date, respectively . The third quarter of 2009 was highlighted by better than expected corporate profits and a continuation of improving economic and housing data that provided fuel for the ongoing stock market rally.  Extraordinary actions taken to combat the severe recession and stabilize the financial sector are now being conveyed throughout the economy and financial system.  However, the economic situation remains fragile and tentative, especially given the lingering weakness in the employment market and consumer spending.

We utilized our investment models to manage our exposure to growth versus value investments and across the range of market capitalization in The Aggressive Growth Fund and Meeder Aggressive Growth Portfolios during the third quarter.  We maintained our overweight position in small-cap stocks throughout the quarter due to readings from our investment models utilized in the Fund and Portfolios.  The decision was also influenced by attractive relative valuations and favorable historical performance during recessions for small-cap stocks.  In addition, we maintained our previously established overweight to mid-cap stock investments.

We also managed our industry and sector exposure throughout the quarter and initiated changes in sector allocations as the quarter progressed.  We began the third quarter with an overweight position in the energy and financial sectors; however, we reduced these positions as the quarter progressed due to our rotation into sectors with more attractive growth characteristics.  Our overweight positions were accomplished by underweighting the consumer staples and utilities sectors, which are typically classified as ‘defensive’ sectors that offer relatively less upside potential during stock market rallies.  We maintained positions in the international markets, which were originally established during the second quarter due to preferences from our investment models, and made incremental additions to our emerging market position at the expense of our developed international positions.  Overall, our aggressively postured holdings tended to outperform the market for the third quarter, such as the Fidelity Advisor Leveraged Company Stock fund that returned 24.97%.  Other funds that emphasized conservative characteristics performed less favorably during the third quarter, such as the Fairholme Fund that returned 10.44%.

As of this writing, our target allocation for the Fund and Portfolios are 54% in large-cap stock funds, 20% in mid-cap stock funds, 12% in small-cap stock funds, and 14% in international stock funds.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

The Flex-funds® Aggressive Growth Fund	15.75%	26.01%	-0.97%	-4.50%	1.19%	-	-4.09%	2/29/00
Expense Ratios*: Net 1.62% Gross 1.84%
NASDAQ Composite Index	15.91%	35.59%	2.54%	-1.18%	3.12%	-	-7.38%	2/29/00

Meeder Aggressive Growth Portfolios	15.67%	27.12%	-1.73%	-3.31%	2.45%	2.26%	8.73%	12/31/94
NASDAQ Composite Index	15.91%	35.59%	2.54%	-1.18%	3.12%	-1.96%	7.28%	12/31/94
The Meeder Aggressive Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 9 of this report.   *The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Flex-funds® Aggressive Growth Fund and the Meeder Aggressive Growth Portfolios seek to outperform the NASDAQ Composite Index and the average aggressive growth fund. The Fund and the Portfolios are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 11

Meeder Growth Mutual Fund Portfolios
The Flex-funds® Dynamic Growth Fund

The domestic stock market has continued its impressive rally through the third quarter of 2009 and is now approximately 58% above the lowest level realized on March 9,  2009 as measured by the S&P 500 Index through the end of September.  Participating in the advance, the Meeder Growth Portfolios have now outperformed the S&P 500 for year-to-date, 1-, 3-, 5- and 10-year and since inception periods.

The persistence of investor optimism has been driven by better than expected corporate earnings reports, improving housing market data, and better than expected economic data.    We utilized our investment models to manage our exposure to growth versus value investments and across the range of market capitalization in The Dynamic Growth Fund and Meeder Growth Portfolios during the third quarter.  As we transitioned from the second quarter into the third quarter, our investment models began shifting preference for value investments versus growth investments, compared to previous indications for a more neutral stance.  We also entered the third quarter with an overweight to small-cap stocks due to favorable readings from our investment models, as well as attractive relative valuations and favorable historical performance during recessions.  We added incremental exposure to value investments throughout the quarter, and ended the third quarter with an overweight toward value investments across the spectrum of capitalization ranges. We are maintaining our small-cap overweight as well.

We also managed our industry and sector exposure throughout the quarter and initiated changes in sector allocations as the quarter progressed.  We began the third quarter with an overweight position in the industrial materials sector, which we believe offered greater potential for capital appreciation as the stock market rally persisted.  We maintained our position in emerging market and developed international market securities, which also enhanced the capital appreciation potential of the Funds and Portfolios.  In order to reduce the risk profile in the Funds and Portfolios associated with our industrial materials and international positions, we also established a small overweight to the healthcare and consumer staples sectors, which have historically offered better performance should a declining market materialize.  Additionally, our overweight positions were accomplished by underweighting the technology and energy sectors.  For now, we are maintaining a neutral posture by remaining overweight the healthcare and consumer staples sectors, as well as the industrial materials sector.  We are also maintaining our international positions as long as indications from our investment models remain favorable.

Overall, our aggressively postured holdings tended to outperform the market for the third quarter, such as the Financial Select Sector SPDR exchange traded fund that returned 25.41% during the third quarter compared to the S&P 500 return of 15.61%.  Other funds with more conservative characteristics performed less favorably during the third quarter, such as the Ridgeworth Large Cap Value Fund, which returned 14.90%.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Growth Portfolios	15.22%	24.82%	-2.86%	-4.96%	1.69%	1.45%	8.25%	12/31/94
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	7.75%	12/31/94

The Flex-funds® Dynamic Growth Fund	14.43%	22.99%	-4.40%	-5.28%	0.97%	-	-2.57%	2/29/00
Expense Ratios*: Net 1.34% Gross 1.69%
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-	-0.87%	2/29/00
The Meeder Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 9 of this report.   *  The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Meeder Growth Portfolios and The Flex-funds® Dynamic Growth Fund seek to outperform the S&P 500 Index and the average growth fund. The Portfolios and the Fund are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Page 12	Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Defensive Equity Mutual Fund Portfolios
The Flex-funds Muirfield Fund®

The Meeder Defensive Equity Portfolios returned 13.07%  for the quarter ended  September 30, 2009  while The Flex-funds Muirfield Fund® returned 11.86% for the same period. By comparison, a blended benchmark comprised of 60% of the S&P 500 Index and 40% of the 90-day U.S. Treasury Bill returned 9.23% during the third quarter. The Defensive Equity Portfolios have now outperformed this 60/40 benchmark for 3-month, year-to-date, 1-, 3-, 5-year and since inception periods.

 In The Muirfield Fund® and the Meeder Defensive Equity Portfolios, we began the third quarter with an approximate 80% allocation to the stock market and a 20% defensive position in short-term bond funds.  As the third quarter progressed, we decreased our defensive position and increased exposure to the stock market in response to an improving risk/reward relationship indicated by our investment models.  We ended the quarter approximately 90% invested in the stock market and 10% invested in short-term bond funds in The Muirfield Fund® and the Meeder Defensive Equity Portfolios.

We utilized our investment models to manage our exposure to growth versus value investments and across the range of market capitalization in the Fund and Portfolios.  We carried our overweight in small-cap stocks, which we have maintained throughout the year, into the third quarter since our investment models continued to display strong preference for this particular capitalization range.  We also began the third quarter essentially neutral among growth versus value investments; however, as the quarter progressed we added incremental exposure to value investments due to indications from our investment models. At the end of the quarter, we remained overweight small-cap stocks and value investments.

We also managed our industry and sector exposure throughout the quarter and initiated changes in sector allocations as the quarter progressed.  We began the third quarter with an overweight position in the industrial materials sector and maintained our position in emerging market and developed international market securities, all of which we believe offered greater potential for capital appreciation as the stock market rally persisted.  In order to reduce the risk profile in the Funds and Portfolios associated with our industrial materials and international positions, we also established a small overweight to the healthcare and consumer staples sectors that historically offer better performance should a declining market materialize.  For now, we are maintaining a neutral posture by remaining overweight the healthcare, consumer staples, and the industrial materials sector.  We are also maintaining our international positions as long as indications from our investment models remain favorable.

We experienced favorable relative performance among several of our core holdings, especially in those with a more aggressive profile.  For example, the AIM Diversified Dividend fund returned 16.76%.  Other funds that emphasized more conservative sectors and investments performed less favorably during the third quarter, such as the BB&T Equity Income fund, which returned 10.70%.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Defensive Equity Portfolios	13.07%	16.67%	2.36%	-1.73%	2.23%	-0.32%	10.11%	3/31/74
Blended Index1	9.23%	11.84%	-3.11%	-1.84%	2.15%	1.43%	9.04%	3/31/74
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	10.50%	3/31/74

The Flex-funds Muirfield Fund®	11.86%	14.25%	-0.21%	-2.93%	1.29%	-0.37%	6.80%	8/10/88
Expense Ratios*: Net 1.39% Gross 1.75%
Blended Index1	9.23%	11.84%	-3.11%	-1.84%	2.15%	1.43%	7.41%	7/31/88
S&P 500 Index	15.61%	19.26%	-6.91%	-5.42%	1.01%	-0.15%	9.03%	7/31/88

The Meeder Defensive Equity Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 9 of this report.  1  The blended index consists of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.  * The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Meeder Defensive Equity Portfolios and The Flex-funds Muirfield Fund® seek to provide investors with a positive rate of return every year regardless of market conditions and to outperform the average asset allocation fund. Through a strategy of defensive investing, we attempt to identify and invest in the segments of the financial markets with the most favorable risk/reward relationships.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 13

The Flex-funds® Total Return Utilities Fund
(Formerly The Socially Responsible Utilities Fund)

The Flex-funds® Total Return Utilities Fund returned 13.12% for the quarter ended September 30, 2009, compared to the benchmark Russell 3000 Utilities Index return of 6.18%, and a blended index consisting of 60% Russell 3000 Utilities Index and 40% Barclays Capital Long Credit Index that returned 8.47%. The Fund has also outperformed the Russell 3000 Utilities Index for 1-, 3-, 5-, 10-year and since inception periods.

The Fund was aided by strength in the broad market, as our more aggressive stocks participated fully, although the major utility indices lagged behind most other equity measures during the third quarter.  At the level of business fundamentals, we own many of the key participants in the urgent area of infrastructure rebuilding and expansion.  We also hold companies involved in the creation of the “smart grid”, which is necessary to efficiently utilize the resources we have now, as well as to integrate new sources of energy such as solar and wind.  Additionally, our stocks are part of a newfound investor interest in “real assets,” which are companies that rely on long-term recurring cash flows generated as a result of substantial capital investment in productive, long-lasting facilities and improvements.

Despite favorable returns in the second and third quarters, we do not see valuation issues in our stocks and we do not think the gains are out of line with the economic reality. It is true that usage of all types (electricity, gas, communications, even water) has come off levels of the boom years, but revenues have not declined precipitously as is the case in so many other industries. While some of our more aggressive stocks may be susceptible to corrections in the broader market, our more traditional utilities are still cheap by multiple measures.

We wrote at length last quarter regarding possible directions in the realm of carbon capture and CO2 tax or cap and trade, noting that we saw it more as an opportunity to identify winners and losers rather than as an issue that should cause any kind of panic. In addition, there are many initiatives coming out of the stimulus package (plus actual movement in the private sector) that can be of great benefit to electric utilities, gas pipelines, and technology and service providers to both industries. But the political process has also bogged down considerably in the face of an extremely heated healthcare debate.  Given the uncertainties surrounding any potential legislation, we are restraining ourselves from “jumping the gun” in opportunities from new environmentally supportive legislation.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

The Flex-funds® Total Return Utilities Fund	13.12%	22.01%	-2.51%	-0.31%	5.78%	2.43%	7.02%	6/21/95
Expense Ratios*: Net 1.96% Gross 2.14%
Blended Index1	8.47%	9.38%	7.43%	0.11%	4.73%	1.03%	5.30%	6/30/95
Russell 3000 Utilities Index	6.18%	3.96%	-4.58%	-4.01%	4.00%	-3.67%	3.46%	6/30/95
Because The Flex-funds® Total Return Utilities Fund concentrates its investments in public utility companies, the value of the Fund’s shares may fluctuate more than if invested in a greater number of industries. Changes in interest rates may also affect the value of utility stocks, and rising interest rates can be expected to reduce the Fund’s net asset value. Source for index data: Bloomberg L.P. Please refer to additional performance-related disclosure for the Fund on Page 9 of this report.   1 The blended index consists of 60% of the Russell 3000 Utilities Index and 40% of the Barclays Capital Long Credit Index. *  The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Sector Weightings as of September 30, 2009 Sector weightings are subject to change.
Investment Goals & Strategies

The goal of The Flex-funds® Total Return Utilities Fund is to outperform the Blended Index consisting of 60% of the Russell 3000 Utilities Index and 40% of the Barclays Capital Long Credit Index. The Fund invests primarily in equity securities of domestic and foreign public utility companies in attempting to achieve current income and growth of income. The Fund does not invest in any company involved in the generation of nuclear power.

Page 14	Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Taxable Dividend & Growth Portfolios
Meeder Tax-Deferred Dividend & Growth Portfolios

Year-to-date, the Taxable and Tax-Deferred Dividend & Growth Portfolios have returned 11.68% and 6.99%, respectively, while the benchmark Dow Jones Select Dividend Index returned 3.41% for the same period.  More importantly, these portfolios have outperformed their benchmark for all longer time periods, including 1-, 3-, 5-year and since inception periods.

The Dividend & Growth Portfolios (both Taxable and Tax-Deferred) each consist of approximately 30 equity securities that have historically paid above average dividends to investors. Though it has never been a mandate of these Portfolios, the security selection process for these Portfolios seems to attract equities that increase their dividend payouts annually.  Despite the difficult economic and market environment, nearly all of the Portfolios’ holdings either maintained or increased their dividend payouts during the third quarter.   Examples of our holdings that increased their dividend in the third quarter include Chevron Corporation (4.6% increase) and Verizon Communications Incorporated (3.2% increase).

Historically, high dividend yielding stocks, such as those in the financial and utilities sectors, are viewed as having less risk than the overall market.  However, the onset of the credit crisis and ongoing challenges in the housing market has erased any preconceptions regarding the financial sector. Over the past two years, our favorable performance relative to the Dow Jones Select Dividend Index has been largely due to our decision to intentionally underweight the financial sector. Although financial shares have staged a significant rebound during the second and third quarter of 2009, financials remain down approximately 53% compared to two years ago. Additionally, we have largely avoided financial stocks due to the inability of many companies in this sector to maintain dividend payouts as mounting losses have necessitated capital preservation initiatives.

The best performing stocks for the quarter included RR Donnelly & Sons (up over 86%), The Lubrizol Corporation (up over 51%), and Health Care Property Investors, Incorporated (up 38%).  The worst performing stocks for the quarter included utility company FPL Group (down 2%), Becton, Dickinson and Company (down over 1%), and The Bank of New York Mellon (down less than 1%).

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	Since Inception	Inception Date

Meeder Taxable Dividend & Growth Portfolios	14.40%	11.68%	-10.57%	-4.86%	2.22%	6.62%	3/31/03
Meeder Tax-Deferred Dividend & Growth Portfolios	13.67%	6.99%	-14.11%	-5.78%	1.91%	6.00%	3/31/03
Dow Jones Select Dividend Index	18.24%	3.41%	-18.37%	-9.99%	-1.97%	5.14%	3/31/03
The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios on Page 9 of this report.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios seek to invest in high-quality companies that offer the prospect for long-term total return as a result of their ability to grow earnings and their willingness to increase dividends over time. The Portfolios remain fully invested in the stock market at all times.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 15

Meeder Flexible Fixed Income Portfolios
The Flex-funds® U.S. Government Bond Fund

Meeder Flexible Fixed Income Portfolios

The Flexible Fixed Income Portfolios returned 4.77% in the third quarter of 2009 and 7.55% year-to-date. The Flexible Fixed Income Portfolios have now outperformed their benchmark index, the Barclays Capital Intermediate-Term Government/Credit Index for 3-month, year-to-date, 1-year and 3-year periods. The Portfolios benefited in the quarter from an overweight to U.S. investment grade corporate debt investments.   With interest rates at excessive lows for the foreseeable future and domestic companies eager to refinance debt on their balance sheets,  debt issuance soared and demand exceeded expectations.  The remainder of the portfolio was allocated to U.S. Government agency securities and U.S. Treasury Inflation Protected securities (TIPS), with both sectors underweighted in our portfolios.  Despite their underweighted allocation, the sectors provided positive support to the overall portfolio.

The allocation of the Portfolios currently stands at approximately 80% U.S. investment grade corporate debt, 15% government agency securities and 5% U.S. Treasury Inflation Protected securities.  This allocation is in accordance with our fixed-income models which currently favors U.S. investment grade corporate debt.  At this time, we do not expect any changes in the allocation as we move to the fourth quarter.    The weighted average maturity of the portfolio is currently positioned to be relatively short. As we move into the fourth quarter, we do expect volatility to remain active in the credit markets.  Decisions to extend or not renew various government programs are expected to add uncertainty as to how the Federal Reserve will govern interest rate policy in the subsequent quarter.  Consequently, we will be monitoring the markets closely to determine if portfolio changes are necessary.

The Flex-funds® U.S. Government Bond Fund

The Flex-funds® U.S. Government Bond Fund returned 3.03% in the third quarter of 2009 and 2.25% year to date.  The Flex-funds® U.S. Government Bond Fund’s sector allocation continues to be positioned away from U.S. Treasury securities and towards U.S. Government agency securities.  We also continue to hold a position in investment grade debt securities as this sector continues to offer value. The yield spread of government agency securities over U.S. Treasuries continues to be attractive;  however,  as the credit crisis fades spreads may tighten toward the historical average.  As mentioned previously, the current Federal Reserve policies should continue to benefit the government agency and investment grade sectors.

Interest rate projections based on our models indicate intermediate-term interest rates may move higher in the coming year.  With this in mind coupled with signs of improving economic data, we believed it was optimal to slightly shorten our weighted average maturity.  As we look to the fourth quarter of 2009 we do not anticipate much change in the holdings of the Fund.  However, we do believe opportunities may arise throughout the quarter to reevaluate the holdings and adjust our allocation accordingly.  In the mean time we will remain vigilant and monitor the market environment and manage the portfolio in the best interest of our shareholders.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Flexible Fixed Income Portfolios	4.77%	7.55%	11.22%	6.36%	4.39%	4.62%	6.22%	12/31/88
Barclays Capital Intermediate-Term Government/Credit Index	3.25%	4.92%	10.01%	6.15%	4.68%	5.90%	6.94%	12/31/88

The Flex-funds® U.S. Government Bond Fund	3.03%	2.25%	5.87%	5.29%	3.63%	3.60%	5.57%	5/8/85
Expense Ratios*: Net 0.99% Gross 1.58%
Barclays Capital Intermediate-Term Government/Credit Index	3.25%	4.92%	10.01%	6.15%	4.68%	5.90%	7.39%	4/30/85
The Meeder Flexible Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages for those accounts with similar investment objectives and are net of maximum applicable management fees. Source for index data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 9 of this report. *The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus.  The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The goal of The Flex-funds® U.S. Government Bond Fund and the Meeder Flexible Fixed Income Portfolios is to preserve capital, maximize current income, and provide a positive rate of return. Both the Portfolios and the Fund employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market.  If our investment discipline indicates a positive bond market environment, the Portfolios will fully invest in intermediate- to long-term U.S. Government securities. If our investment discipline indicates a negative bond market environment, the Portfolios and The Fund will invest defensively in short-term fixed income securities.

Page 16	Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Short-Term
Fixed Income Portfolios

The Short-Term Fixed Income Portfolios returned 0.19% for the third quarter of 2009 and 0.66% year-to-date.  The benchmark for the Portfolios, the 90-day U.S. Treasury Bill, has produced a return of  0.08% and 0.17%, respectively, for the same time periods.  More significantly, the Portfolios have also exceeded both the average 90-day U.S. Treasury Bill and the Lipper Average General Purpose Money Market Fund for the year-to-date 1-, 3-, 5- and 10-year and since inception periods as well.

The Portfolios entered the quarter invested in cash equivalents rather than 3-year U.S. Government agency securities.  This was consistent with output from our fixed-income models, which favored maintaining a position in a short-term investment.  As the markets became wary of additional supply of U.S. Treasury securities needed to support government funded stimulus and fiscal budgets, the potential for capital losses of longer-term investments increased considerably.  Excessive supply combined with extraordinarily low interest rates fueled speculation of inflationary pressures, creating debates as to how this scenario would unfold.  Ongoing instability and modest confirmation that the economy may have bottomed put additional pressure on longer dated investments.  Consequently, investors acted in a negative manner by selling the treasury sector of the market.
As we progress through the remainder of the year, we anticipate the pace of decline in the economy may diminish. Government intervention may bring additional signs of economic improvement as stimulus programs begin to permeate the financial system. We believe short-term rates could remain at depressed levels for an extended period of time, which should eventually provide assistance to ailing businesses and consumers. As for now, looking forward to the fourth quarter of 2009, our strategy will remain unchanged until interest rate spreads favor an adjustment in strategy. The Federal Open Market Committee (the Fed) has signaled its willingness to maintain lower targeted short-term interest rates in order to combat the current economic weakness. As always, we will continue to monitor our models and the fixed-income markets and utilize the mix of investments we believe will provide the best results for these Portfolios.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

Meeder Short-Term (30-3) Fixed Income Portfolios	0.19%	0.66%	1.54%	3.93%	3.34%	3.77%	4.97%	12/31/88
Lipper Average General-Purpose Money Market Fund	0.01%	0.15%	0.50%	2.62%	2.72%	2.59%	-	12/31/88
Average 90-day U.S. Treasury Bill	0.08%	0.17%	0.27%	2.57%	3.06%	3.01%	4.25%	12/31/88
The Meeder Short-Term Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages net of maximum management fees for those accounts with similar investment objectives. Source for benchmark data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios on Page 9 of this report.

Average Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Meeder Short-Term Fixed Income Portfolios seek to preserve capital, maximize current income, and outperform 90-day U.S. Treasury bills by 1% on an average annual basis over a market cycle. The Portfolios employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market. If our investment discipline indicates a positive bond market environment, the Portfolios will invest fully in short-term U.S. Treasury notes or other U.S. Government Agency Securities. If our investment discipline indicates a negative bond market environment, the Portfolios will invest defensively in money market securities.

Meeder Asset Management Progress Report | 3rd Quarter Review	Page 17

The Flex-funds® Money Market Fund
(Retail & Institutional Classes)

The retail class of The Flex-funds® Money Market Fund continued to rank among the top general purpose money market funds in the country during the quarter ended September 30, 2009, according to iMoneyNet, Inc.  The retail class of The Flex-funds® Money Market Fund closed the quarter with a 0.40% 7-day compound yield and a 0.40% 7-day simple yield, while the median first tier retail money market fund finished the quarter with yields of 0.01% and 0.01%, respectively.  As a result, the retail class was ranked third out of 234 iMoneyNet first tier retail funds based on the 7-day simple yield. In addition the institutional class was ranked first out of iMoneyNet’s 290 first tier institutional fund universe.

We entered the third quarter of 2009 with the cautious stance we have maintained for a majority of the previous year.  Quantitative easing programs introduced by the Federal Reserve were placed into action over the past nine months in order to restore stability in the credit markets.  As a result, some signs of life in the fixed-income markets have appeared.  U.S. Treasury securities appear to have found a floor, yet may be subject to a trading range over the near term.  Yield spreads of debt securities have eased off record highs, but remain elevated.  This has made some sectors of the fixed-income market more attractive.  With this knowledge and the disdain for near zero returns in short-term investments, it appears investors are starting to renew their appetite for risk by showing interest in investment grade securities.

Our investment strategy remained unchanged throughout the quarter.  We continued to focus on high quality investments and supported a relatively long weighted average maturity.  As the quarter progressed, we continued to overweight U.S. Government agency securities and securities backed with FDIC insurance while we reduced our holdings in commercial paper.  At the end of the quarter the Portfolio composition was as follows: 20.5% U.S. Government agency securities, 16.7% corporate debt securities (including commercial paper), 11.4% in certificates of deposit and 51.4% in other money market funds.  The strategy served the Fund well as the retail class finished the third quarter in the 5th percentile for the 1-year period ending September 30, 2009 based on preliminary results versus its peers according to iMoneyNet, Inc.

As we enter the fourth quarter, we believe the Fund is positioned properly to maintain its outperformance.  We will continue to face challenges with short-term investment options since we expect supply of available investment options and credit quality to be depressed for the next several months.  The quality of the Fund’s investments will remain top priority as we navigate through this turbulent time period.  However, we believe actions taken by the U.S. Government to rescue the sluggish economy should prove successful over time, and ultimately enable a return to normal market conditions.  We believe short-term interest rates should remain depressed in the upcoming quarter.  Throughout the quarter, we will monitor the markets and our strategy, while constantly keeping in mind the best interest of our shareholders.

Performance Perspective
Period & Average Annual Total Returns as of September 30, 2009	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date

The Flex-funds® Money Market Fund (Retail Class)	0.11%	0.55%	1.08%	3.12%	3.21%	3.08%	4.79%	3/27/85
Current & Effective Yields*			7-day Compound: 0.40% 7-day Simple: 0.40%
Lipper Average General-Purpose Money Market Fund	0.01%	0.15%	0.50%	2.62%	2.72%	2.59%	4.52%	3/31/85
The Flex-funds® Money Market Fund (Institutional Class)	0.14%	0.64%	1.21%	3.26%	-	-	3.43%	12/28/04
Current & Effective Yields*			7-day Compound: 0.50% 7-day Simple: 0.50%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	0.01%	0.14%	0.52%	3.07%	-	-	3.35%	12/28/04
Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund. *Yields more closely reflect the current earnings of The Money Market Fund (either class) than do total return quotations. Source for average general purpose money market fund data and fund rankings: Lipper, Inc. Source for institutional fund data: iMoneyNet, Inc. Please refer to additional performance-related disclosure for the Fund on Page 9 of this report.

Portfolio Holdings as of September 30, 2009 Portfolio holdings are subject to change.
Investment Goals & Strategies

The Flex-funds® Money Market Fund invests in first-tier corporate and U.S. Government securities with a maximum maturity of 13 months and maintain a maximum dollar-weighted average maturity of 90 days. The Fund will invest in longer-maturity securities (maximum maturity 13 months) when interest rate trends signal a decline; when the trend in interest rates is increasing, The Fund will invest in shorter maturity securities.

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Meeder Asset Management Progress Report | 3rd Quarter Review	Page 19

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